BIOHARVEST SCIENCES ANNOUNCES PRICING OF $17.4 MILLION UPSIZED PUBLIC OFFERING OF COMMON STOCK

Vancouver, British Columbia and Rehovot, Israel, November 7, 2025 – BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV) (“BioHarvest” or “the Company”), a company pioneering its patented Botanical Synthesis technology platform, announces the pricing of an underwritten public offering of 2,485,000 shares of common stock, no par value, and at a public offering price of $7.00 per share. BioHarvest expects the gross proceeds from this offering to be approximately $17.4 million, before deducting the underwriting discount and other offering expenses. In connection with the offering, BioHarvest has granted the underwriters a 30-day option to purchase up to 372,750 additional shares of its common stock at the public offering price, less the underwriting discount. BioHarvest expects to close the offering, subject to the satisfaction of customary conditions, on or about November 10, 2025.

Craig-Hallum is acting as the sole managing underwriter for the offering.

BioHarvest expects to use the net proceeds of the offering for research and development, manufacturing, marketing, advancing the CDMO business unit, debt reduction or debt refinancing, capital expenditures, and general corporate purposes, including funding working capital.

The offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-289908), as amended, includng a base prospectus, relating to the shares of common stock to be issued in the proposed offering was initially filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2025 and was declared effective on September 8, 2025. This press release does not constitute an offer to sell, or the solicitation of an offer to buy, these securities, nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale is not permitted.

The securities may be offered only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. BioHarvest has filed a preliminary prospectus supplement and accompanying prospectus relating to and describing the terms of the offering with the SEC. A final prospectus supplement related to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Copies of the final prospectus supplement and the accompanying base prospectus relating to the securities being offered may be obtained, when available, from Craig-Hallum Capital Group LLC, Attention: Equity Capital Markets, 323 North Washington Ave., Minneapolis, MN 55401, by telephone at (612) 334-6300 or by email at prospectus@chlm.com.

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and production organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com..

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, of which provisions BioHarvest is availing itself. Such forward-looking statements include, but are not limited to, those regarding the anticipated completion of the offering, the anticipated gross proceeds from the offering and the anticipated use of proceeds from the offering. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes,” “expects,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “intends,” “plans,” “estimates,” or “anticipates,” or the negative thereof or other comparable terminology, or by discussions of strategy, plans, objectives, intentions, estimates, forecasts, outlook, assumptions, or goals. Any forward-looking statements in this press release are based on management’s current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions and satisfaction of customary closing conditions related to the public offering. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. BioHarvest assumes no obligation to update information contained in this press release whether as a result of new developments or otherwise, except as required by law.

Please refer to BioHarvest’s most recent Annual Report on Form 40-F and other subsequent filings with the SEC, which are available at the SEC’s website at www.sec.gov, for additional and more detailed discussion of risk factors that could cause actual results to differ materially from BioHarvest’s current expectations.

Contacts:

BioHarvest Corporate Contact:

Dave Ryan, VP Investor Relations

+1 (604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Lucas A. Zimmerman

Managing Director

MZ Group – MZ North America

+1 (949) 259-4987

BHST@mzgroup.us

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